PAGE 1 OF 16
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                              (AMENDMENT NO. ___)*

                                 BANKRATE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   06646V108
                                 (CUSIP Number)

                                PHILIPPE LAFFONT
                             COATUE MANAGEMENT, LLC
                              126 EAST 56TH STREET
                            NEW YORK, NEW YORK 10022
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                AUGUST 13, 2009
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

---------------------                                       --------------------
06646V108                                                         Page  2 of 16
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philippe Laffont
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [_]
                                                                (b)   [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  1,794,426
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  -0-
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  1,794,426
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,794,426
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

---------------------                                       --------------------
06646V108                                                         Page  3 of 16
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Coatue Management, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [_]
                                                                (b)   [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  1,794,426
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  1,794,426
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,794,426
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                       --------------------
06646V108                                                         Page  4 of 16
---------------------                                       --------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Coatue Offshore Master Fund, Ltd.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [_]
                                                                (b)   [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
                         7        SOLE VOTING POWER
      NUMBER OF
                                  -0-
       SHARES            -------------------------------------------------------
                         8        SHARED VOTING POWER
BENEFICIALLY OWNED BY
                                  1,658,789
    EACH REPORTING       -------------------------------------------------------
                         9        SOLE DISPOSITIVE POWER
        PERSON
                                  -0-
         WITH            -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  1,658,789
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,658,789
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

---------------------                                       --------------------
06646V108                                                         Page  5 of 16
---------------------                                       --------------------

ITEM 1.       SECURITY AND ISSUER

         This Statement on Schedule 13D ("Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock") of Bankrate, Inc., a Florida corporation (the "Company or the "Issuer"). Philippe Laffont previously filed a Statement on Schedule 13G as a passive investor on September 14, 2007, as amended on February 14, 2008, February 9, 2009 and February 17, 2009.

         The principal executive offices of the Issuer are located at 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida.

ITEM 2.       IDENTITY AND BACKGROUND

         (a)      This  Statement  on Schedule  13D is being filed on behalf of
                  the  following  persons  (each,  a  "Reporting   Person"  and
                  collectively, the "Reporting Persons"):

                  (i) Coatue Management, LLC, a company formed under the laws of Delaware ("CM");

                  (ii) Coatue Offshore Master Fund, Ltd., a company formed under the laws of the Cayman Islands ("COMF"); and

                  (iii) Philippe Laffont, the portfolio manager of CM and COMF.

         (b) The principal business address of CM is 126 East 56th Street, New York, New York 10022. The principal business address of COMF is 126 East 56th Street, New York, New York 10022. The principal business address of Mr. Laffont is 126 East 56th Street, New York, New York 10022. Mr. Laffont is the sole portfolio manager and managing member of CM and COMF. The attached Schedule A sets forth the controlling persons, the executive officers and the directors of CM and COMF and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

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06646V108                                                         Page  6 of 16
---------------------                                       --------------------

         (c) CM and COMF were formed in order to engage in the acquiring, holding and disposing of investments in various companies. Mr. Laffont is the portfolio manager of CM and COMF and is authorized and empowered to vote and dispose of the securities held by CM and COMF.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) CM is a company formed under the laws of Delaware. COMF is a company formed under the laws of the Cayman Islands. Mr. Laffont is a French citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds for the acquisition of the Common Stock was the general working capital of CM and COMF.

ITEM 4.       PURPOSE OF TRANSACTION

         The Reporting Persons initially acquired Common Stock of the Issuer because they believed that the Common Stock represented an attractive investment. The Reporting Persons initially reported their investment on a
Schedule 13G filed on September 14, 2007 as amended on February 14, 2008, February 9, 2009 and February 17, 2009. Following the announcement on July 22, 2009 that the Issuer's board of directors (the "Board") approved a definitive merger agreement whereby the Issuer agreed to be acquired by funds advised by Apax Partners Inc. (the "Proposed Transaction"), the Reporting Persons determined to file this Schedule 13D to reserve the right to be in contact with members of the Issuer's management, members of the Board, shareholders and other relevant parties regarding the Proposed Transaction and alternatives that the Issuer could employ to maximize shareholder value. Based on their evaluation of the Proposed Transaction to date, the Reporting Persons believe that the Proposed Transaction is not in the best interest of shareholders. As a result, the Reporting Persons may take positions with respect to potential

---------------------                                       --------------------
06646V108                                                         Page  7 of 16
---------------------                                       --------------------

changes in the operations, management, Board composition, ownership, capital structure, strategy and future plans of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

         As a result, earlier today Philippe Laffont, on behalf of the Reporting Persons, sent the following letter to the Issuer's board of directors:

         13 August, 2009

         Board of Directors
         Bankrate Inc.
         11760 US Highway One, Suite 200
         North Palm Beach, FL 33408

         Ladies and Gentlemen:

         Coatue Management beneficially owns over 9% of the outstanding shares of Bankrate, Inc. (the "Company"), and has been a shareholder for more than three years. Coatue Management focuses on companies in the global technology, media and telecom sectors. Our investment process emphasizes in-depth analysis, including detailed financial models and proprietary research.

         We write to express our extreme disappointment that you have decided to sell the Company to a group consisting of Company management and investment funds advised by Apax Partners ("Apax") at a price of $28.50 per share. We will not tender our shares into the offer. Our primary concerns are focused on the following:

         THE $28.50 OFFER PRICE IS INADEQUATE.

         We do not believe that $28.50 per share adequately reflects either the Company's leadership position in the online consumer finance industry or its future prospects. During the three-plus years that we have owned shares of the Company, we have always viewed the Company as an attractive investment. While the next 12 to 18 months will be challenging given the weakness in the US economy, we have confidence that financial services firms will ultimately return to the internet with increased advertising spend, which will benefit the Company's bottom line.

         In your Recommendation Statement filed with the SEC, you include two sets of forecasts, one from June 2009 and one from July 2009. For all the concerns expressed in the Recommendation Statement about the current environment, forecasted adjusted EBITDA for 2009 is only $2.5 million lower in the later forecast (less than a 5% change). The more significant change in the second forecast appears in later years, when the Company's business should be recovering. While both forecast expect improved results in 2011 and 2012, we question what caused management to so reduce the Company's growth prospects in a second forecast presented to the board only five weeks after the first.

---------------------                                       --------------------
06646V108                                                         Page  8 of 16
---------------------                                       --------------------

         We recognize that 2009 represents a cyclical bottom for the Company. As a result, we believe that valuations based on 2011 and 2012 expectations are much more appropriate than those based on 2009 results. While the $28.50 price can be justified based on the bottom-of-cycle 2009 forecasted results, when compared to more normalized 2011 and 2012 forecasted results, the offer is clearly inadequate. Based on the Company's own July forecast, while the ratio of enterprise value to 2009 adjusted EBITDA is 11x, the ratio of enterprise value to 2012 adjusted EBITDA is only 5x. We believe that emphasizing valuation metrics based on 2009 and 2010 leads to a significant undervaluation of the Company.

         You claim that you were concerned about what the market's reaction to the Company's second quarter results would be, but by announcing the merger at the same time, you never allowed to the market to react to the second quarter and therefore never tested how the Company's current results affect the market's view of the Company's longer-term prospects.

         We also note that for all the concern over the current poor state of the economy, the Company's common stock traded above $30.00 per share as recently as May.

         MANAGEMENT HAS NEGOTIATED A PRICE IN ITS FAVOR, IN THE FACE OF A NUMBER OF CONFLICTS OF INTEREST.

         While the Company claims that recent weakness in its business justifies a lower deal price, management clearly shares our confidence in the Company's prospects. If the Company's current quarter performance is a harbinger of a long-term decline in the performance and value of the Company (and a rationale for a lower deal price) then why is management participating in the transaction as buyers? The Recommendation Statement indicates that following the transaction, management will own between 6-10% of the Company. In addition, management will be entitled to participate in a $120 million compensation pool (20% of the value placed on the Company by the current offer) if Apax's return is four times its investment, and even more if the Company does better.

         We believe that the negotiation process was seriously flawed because, as stated in the Recommendation Statement, the board did not give the disinterested directors primary responsibility for negotiating the transaction. The board ceded this responsibility to management, who was in effect negotiating with their future employer.

         THE DEAL IS STRUCTURED TO DISCOURAGE COMPETING BIDS.

         The $30 million breakup fee represents more than $1.50 per share and more than 5% of the offer price, which is clearly excessive and not consistent with normal market practice. While you emphasizes that in return for accepting a lower price, the Company received concessions

---------------------                                       --------------------
06646V108                                                         Page  9 of 16
---------------------                                       --------------------

         that reduced the deal's uncertainty, we question who really benefited as protections like an accelerated tender offer schedule only help Apax and management reduce the possibility that competing offers will emerge.

         In  short,  we  believe  that  the  sale of the  Company  to Apax  and management is grossly unfair to existing shareholders because it significantly underestimates the true long-term value of the Company. We also question the integrity of the process in light of numerous conflicts of interest. As noted in the Schedule 13D that we are filing today with the Securities and Exchange Commission, we intend to oppose the transaction and to be in contact with other like-minded shareholders.


         Sincerely,



         Philippe Laffont


         Except as described in this Schedule, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein. However, each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer.

         Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock; dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities. In addition, the Reporting Persons may engage in discussions with management, members of the Board, shareholders and other relevant parties concerning the operations, management, Board composition, ownership, capital structure, strategy and future plans of the Issuer, including the Proposed Transaction.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         All ownership percentages set forth herein assume that there are 18,885,504 shares of Common Stock outstanding, representing the total number of

---------------------                                       --------------------
06646V108                                                         Page 10 of 16
---------------------                                       --------------------

outstanding shares of Common Stock reported in the Quarterly Report of the Issuer filed on Form 10-Q with the Securities and Exchange Commission (the "SEC") on August 10, 2009.

         (a) and (b)(i) COMF may be deemed to beneficially own 1,658,789 shares of Common Stock, approximately 8.8% of the total number of shares of Common Stock outstanding. COMF may be deemed to have shared voting and dispositive power over 1,658,789 of the shares of Common Stock it beneficially owns.

         (ii) By virtue of the fact that CM is the investment manager to COMF and other managed accounts and is authorized to vote and dispose of the securities held by COMF and such other accounts, CM may be deemed to beneficially own 1,794,426 shares of Common Stock, approximately 9.5% of the total number of shares of Common Stock outstanding. CM may be deemed to have shared voting and dispositive power over 1,794,426 of the shares of Common Stock it beneficially owns.

         (iii) By virtue of the fact that Mr. Laffont is the portfolio manager of CM and COMF and is authorized and empowered to vote and dispose of the securities held by CM and COMF, Mr. Laffont may be deemed to beneficially own 1,794,426 shares of Common Stock, approximately 9.5% of the total number of shares of Common Stock outstanding. Mr. Laffont may be deemed to have sole voting and dispositive power over 1,794,426 of the shares of Common Stock he beneficially owns.

         (c) Except as set forth in this Schedule B, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Common Stock during the past sixty days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

         (e)  Not applicable.

---------------------                                       --------------------
06646V108                                                         Page 11 of 16
---------------------                                       --------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits have been filed with this Schedule 13D.

         Exhibit 1      Joint Filing Agreement.

---------------------                                       --------------------
06646V108                                                         Page 12 of 16
---------------------                                       --------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    August 13, 2009


                                               COATUE MANAGEMENT, LLC



                                               By:  /s/ Philippe Laffont
                                                    ---------------------------
                                                    Name: Philippe Laffont
                                                    Title: Managing Member



                                               COATUE OFFSHORE MASTER FUND, LTD.



                                               By:  /s/ Philippe Laffont
                                                    ---------------------------
                                                    Name: Philippe Laffont
                                                    Title: Managing Member



                                               PHILIPPE LAFFONT



                                               /s/ Philippe Laffont
                                               --------------------------------

---------------------                                       --------------------
06646V108                                                         Page 13 of 16
---------------------                                       --------------------

                               INDEX TO EXHIBITS

   EXHIBITS

Exhibit 1     Joint Filing Agreement.

---------------------                                       --------------------
06646V108                                                         Page 14 of 16
---------------------                                       --------------------

                                   SCHEDULE A


COATUE MANAGEMENT, LLC

Philippe Laffont
France
Director/Portfolio Manager
126 East 56th Street
17th floor
New York, NY 10022


COATUE OFFSHORE MASTER FUND, LTD.

Christopher Bowring
United Kingdom
Director
International Management Service
Harbour Centre 4th floor
P.O. Box 61
Grand Cayman KY1-1102
Cayman Islands


Martin Lang
United Kingdom
Director
International Management Service
Harbour Centre 4th floor
P.O. Box 61
Grand Cayman KY1-1102
Cayman Islands


Philippe Laffont
France
Director/Portfolio Manager
126 East 56th Street
17th floor
New York, NY 10022

---------------------                                       --------------------
06646V108                                                         Page 15 of 16
---------------------                                       --------------------



                                   SCHEDULE B

          TRANSACTIONS IN THE COMMON STOCK ($0.01 PAR VALUE PER SHARE)
                   OF BANKRATE, INC. DURING THE PAST 60 DAYS


   (ALL TRANSACTIONS WERE MADE IN THE OPEN MARKET UNLESS OTHERWISE INDICATED)

              TRANSACTION       NUMBER OF SHARES
    DATE      CONDUCTED BY          PURCHASED              PRICE PER SHARE

  7/22/09     COMF                    46,192                   $28.40
  7/22/09     COMF                   207,860                   $28.87
  7/22/09     COMF                   230,955                   $28.90
  7/22/09     CM                      50,000                   $28.40
  7/22/09     CM                     225,000                   $28.87
  7/22/09     CM                     250,000                   $28.90

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06646V108                                                         Page 16 of 16
---------------------                                       --------------------


                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D. This Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement.

Date:    August 13, 2009



                                               COATUE MANAGEMENT, LLC



                                               By:  /s/ Philippe Laffont
                                                    ---------------------------
                                                    Name: Philippe Laffont
                                                    Title: Managing Member



                                               COATUE OFFSHORE MASTER FUND, LTD.



                                               By:  /s/ Philippe Laffont
                                                    ---------------------------
                                                    Name: Philippe Laffont
                                                    Title: Managing Member



                                               PHILIPPE LAFFONT



                                               /s/ Philippe Laffont
                                               --------------------------------